15049843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 East 32nd Street Suite B
(No. and Street)

Joplin (City) MO (State) 64804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe Burke Grigsby LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st. Suite 100 (Address) Tulsa (City) OK (State) 74135 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2015
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of MidAmerica Financial Services, Inc.

We have audited the accompanying financial statements of MidAmerica Financial Services, Inc. (an Oklahoma corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MidAmerica Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MidAmerica Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4), has been subjected to audit procedures performed in conjunction with the audit of MidAmerica Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of MidAmerica Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 20, 2015

MIDAMERICA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash	$ 273,318
Accounts receivable - registered representatives less allowance for doubtful accounts: $27,900	63,871
Accounts receivable - commissions	138,054
Accounts receivable - related	13,321
Deferred tax asset - current	21,482
Prepaid expenses	817
Total current assets	510,863
Other Assets:	
Brokerage accounts - restricted (Note 4)	25,000
Deposits	2,730
Total other assets	27,730
Property and equipment, at cost: (Note 2)	
Furniture, fixtures and equipment	66,141
Less accumulated depreciation	(22,755)
	43,386
TOTAL ASSETS	$ 581,979

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - trade	$ 39,864
Accounts payable - commissions	282,949
Accounts payable - related party	7,962
Accrued expenses	36,931
Total current liabilities	367,706
Deferred tax liability - non-current	8,504
Commitments and contingencies (Note 8)	50,000
STOCKHOLDERS' EQUITY	
Common stock, no par value; authorized 100,000 shares; issued and outstanding 100 shares	100
Retained earnings	155,669
Total stockholders' equity	155,769
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 581,979

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Sales	
Commissions received	$ 13,102,350
Registered representative income	522,867
Investment advisory supervisory income	9,560
Total sales	13,634,777
Cost of Sales	
Commissions paid to other brokers	12,103,369
Clearing costs	31,867
Registered representative expense	573,657
Total cost of sales	12,708,893
Gross Profit	925,884
Operating expenses	
Selling expense	76,586
General and administrative expense	340,428
Depreciation	6,613
Licenses and permits	13,537
Payroll	464,803
Bad debt expense	54,155
Total operating expense	956,122
Operating loss	(30,238)
Other income (expense)	
Interest income	1,072
Loss contingencies	(50,000)
Other miscellaneous expenses	(1,243)
Total other income (expense)	(50,171)
Loss before income taxes	(80,409)
Income tax benefit	(15,756)
Net loss	$ (64,653)

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2013	$ 100	$ 220,322	$ 220,422
Net Loss	-	(64,653)	(64,653)
Balance, December 31, 2014	$ 100	$ 155,669	$ 155,769

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net loss	$	(64,653)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(15,756)
Depreciation		6,613
Bad debt		54,155
Changes in assets and liabilities:		
Accounts receivable - registered representatives		(22,652)
Accounts receivable - commissions		162,001
Accounts receivable - related		(13,321)
Accounts receivable - other		11,821
Accounts payable - trade		39,134
Accounts payable - commissions		(51,897)
Accounts payable - related		7,962
Contingencies and commitments		50,000
Accrued expenses		21,649
Net cash provided by operating activities		185,056
Net increase in cash		185,056
Cash, beginning of year		88,262
Cash, end of year	$	273,318

See accompanying notes to financial statements.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MidAmerica Financial Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives.

Security Trading - On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable - Registered Representatives - Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision. The Company provides an allowance for doubtful accounts, which is based upon review of outstanding receivables, historical collections information and existing economic conditions. Bad debt expense for the year ended December 31, 2014 was $54,155.

Commissions Receivable and Payable - Commissions receivable and payable are booked at the time of sale.

Property and Equipment - Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed primarily by use of the straight-line method.

When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations.

Maintenance and repairs are charged to operations when incurred. Costs of betterments and renewals are capitalized and depreciated over their estimated useful lives.

MIDAMERICA FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Personnel Policies - The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid.

Sales – Other Income - Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses) - The Company does not trade on its own behalf.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred.

Significant Group Concentrations of Credit Risk - The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

2. PROPERTY AND EQUIPMENT

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value
Equipment	10 years	$ 50,826	$ 17,858	$ 32,968
Furniture and fixtures	10 years	14,315	4,564	9,751
Leasehold improvements	10 years	1,000	333	667
		$ 66,141	$ 22,755	$ 43,386

Depreciation charged to operations of property and equipment for 2014 was $6,613.

3. RELATED PARTY TRANSACTIONS

Stinnett & Young, LLC leases the building that houses the Company's office. Stinnett & Young, LLC shareholders are the current president and vice president of the Company. Total payments to Stinnett & Young, LLC during 2014 were $64,500, for 12 months of rent.

4. RESTRICTIONS ON CASH

The Company is required by its clearing firm to maintain $25,000 in a house account with them. The balance in this account at December 31, 2014 was $25,000, all of which has been reported as restricted cash under other assets.

5. LEASES

The Company leases its offices for $6,000 per month. The lease is month-to-month and there is no contract.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $10,979 which was $17,432 below of its required net capital of $28,411. Management has 90 days after year-end to cure noncompliance. Additionally, the Company's ratio of aggregate indebtedness to net capital was 38.82 to 1.

7. CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

8. CONTINGENCIES

In the normal course of operations, the Company is involved in litigations with a regulatory agency. As of December 31, 2014 an estimate of assessed fines totals $50,000; however the Company is still negotiating these fines with the regulatory agency.

9. RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on the Company's computation of net capital under Rule 15c3-1, as of December 31, 2014, there were differences noted with the Company's unaudited reports. See page 12 of this report for a comparison of the Computation of Net Capital per the audited financial statements and the unaudited financial statements.

10. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Generally accepted accounting principles require the adoption of the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years 2011 and forward generally are subject to examination by the U.S. Federal and most state tax authorities.

11. INCOME TAXES

Deferred tax assets and liabilities represent the tax effects of taxable temporary differences in book and tax reporting. Significant difference between tax and financial reporting that give rise to deferred tax assets and liabilities are as follows at December 31, 2014:

Deferred tax asset (liability)		
Bad debts	$	5,580
Net operating loss		5,483
Provision for loss contingency		10,000
Charitable donation		419
Depreciation		(8,504)
Net asset (liability)	$	12,978

Net operating losses were incurred in 2013 and 2014 and may be carried forward up to 20 years from date of origination.

A provision (benefit) for income taxes consists of the following:

Provision (benefit):		
Current	$	-
Deferred		(15,756)
	$	(15,756)

11. INCOME TAXES (continued)

The income tax benefit, as a percentage of the pretax loss, differs from the statutory federal income rate at December 31, 2014, as follows:

Income tax benefit at the statutory rate	(20.0) %
State income taxes	(6.3)
Nondeductible expenses and other	6.7
Total income tax benefit	(19.6) %

12. SUBSEQUENT EVENTS

In preparing these financial statements management has evaluated and disclosed all material subsequent events through February 20, 2015, which is the date these statements were available to be issued.

Supplemental Information

MIDAMERICA FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2014

Net Capital	
Ownership equity	$ 155,769
Less non-allowable assets:	
Deposits	2,730
Receivables from non-customers, net of allowance	77,192
Net fixed assets	43,386
Deferred tax asset	21,482
	144,790
Total allowable capital	10,979
Less haircuts on investments	-
Total net capital	10,979
Minimum capital requirement	28,411
Excess Under Minimum Net Capital Requirement	$ (17,432)
Total Aggregate Indebtedness	$ 426,210
Ratio of Aggregate Indebtedness to Net Capital	38.82 to 1

There were several differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing. See reconciliation on page 12.

See independent auditor's report.

MIDAMERICA FINANCIAL SERVICES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2014

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 155,769	$ 218,542
Less non-allowable assets:		
Deposits	2,730	2,730
Receivables from non-customers	77,192	87,611
Net fixed assets	43,386	49,999
Deferred tax (liability) asset	21,482	6,980
Total allowable capital	10,979	71,222
Less haircuts on investments	-	-
Total net capital	10,979	71,222
Minimum capital requirement	28,411	24,039
Excess (Under) Over Minimum Net Capital Requirement	$ (17,432)	$ 47,183
Total Aggregate Indebtedness	426,210	360,616
Ratio of Aggregate Indebtness to Net Capital	38.82 to 1	5.06 to 1

In the course of the audit of the financial statements, several accounts were adjusted. The above comparison details the effects of those adjustments.

See independent auditor's report.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of MidAmerica Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MidAmerica Financial Services, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MidAmerica Financial Service's compliance with the applicable instructions of Form SIPC-7. MidAmerica Financial Service's management is responsible for MidAmerica Financial Service's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check stub, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

Tulsa, Oklahoma
February 20, 2015

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MidAmerica Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MidAmerica Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MidAmerica Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1), (the "exemption provisions") and (2) MidAmerica Financial Services, Inc. stated that Minshall & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MidAmerica Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MidAmerica Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

Tulsa, Oklahoma
February 20, 2015

MidAmerica
FINANCIAL SERVICES, INC.

2230 East 32nd Street • Suite B
Joplin, MO 64804
P 417.623.9500
F 417.623.9557

Exemption Report 06/01/14 to 12/31/14

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated –
    a. MidAmerica Financial Services, Inc. is claiming an exception from Rule 15c3-3 based on (k) (ii) – Limited business (mutual funds and/or variable annuities business only.

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year –
    a. MidAmerica Financial Services, Inc. certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2014.

3. If the exemption was not met, the approximate date(s) that the exception(s) existed and the nature of each exception
    a. There were no exceptions for the year of 2014 and through the date of this report.

4. Documentation provided to auditor for inspection:
    a. FINRA Membership Agreement
    b. Form BD
    c. FOCUS Report
    d. Supervisory Procedures
    e. Review of Controls
    f. Cash Logs

Date: February 20, 2015

Shaun Young, President